Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES SALE OF THE OPERATION OF "MANGO"

Tel Aviv, Israel, October 27, 2014, Elbit Imaging Ltd. (“EI” or “Company”) (NASDAQ GSM: EMITF) announced today following its previous announcement dated October 12, 2014, that its wholly owned subsidiary Elbit Fashion Ltd. (“Elbit Fashion”) signed a sale agreement (the "Agreement") with Fox-Wisel Ltd. ("Fox") with regards to the sale of the operation and business of "Mango" retail stores in Israel.

Under the Agreement, Elbit Fashion will sell and assign Fox all business activity, stores, investments in the leased properties, furniture and equipment, inventory and customer loyalty program and any and all rights relating thereto, free and clear of any third party rights, except as explicitly set in the Agreement and net of certain liabilities related to the business activities of Mango, for a consideration which is estimated at approximately NIS 35 million, subject to adjustments as of the closing date of the transaction and as specified in the Agreement (the "Consideration").

The closing date of the transaction has been scheduled for January 5, 2015 or the date of transfer of the business activity in full to Fox in accordance with the provisions of the Agreement, whichever is later, provided that by such date all of the closing conditions included in the Agreement have been fulfilled, including the approval of the Israeli Antitrust Commissioner.

As of the date of execution of the Agreement, Elbit Fashion operates 28 stores selling apparel, footwear and accessories of the "Mango" brand in Israel.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the Consideration, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Ron Hadassi
Chairman of the Board of Directors and Acting CEO
Tel: +972-3-608-6048
ron@elbitimaging.com

Elbit Imaging Ltd.
Tel: +972-3-608-6000  Fax: +972-3-608-6054